FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
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1. Name and Address of Reporting Person * Caputo, Michael J. (Last) (First) (Middle)	2. Date of Event Requiring Statement (Month/Day/Year) 12/26/02	4. Issuer Name NESCO Industries, Inc. and Ticker or Trading Symbol NESK
14 Lafayette Key	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner Officer (give title below) Other (specify below) President and COO	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Holts Neck, NJ 07722			7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)

Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, $0.001 par value (FN1)	100,000	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).	(Over)
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Form 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Incentive Stock Options (FN1)	06/13/99	06/13/04	Common Stock	50,000	$1.50	D
Common Stock Purchase Warrant	12/26/02	12/26/07	Common Stock	500,000	$.55	D
Explanation of Responses:
FN 1: The reporting person failed to file the appropriate Section 16(a) report on Forms 3, 4 or 5 to report his election as officer of the issuer, the issuance of 100,000 shares of common stock and the issuance of incentive stock options to purchase 50,000 shares of common stock.

/s/ Michael J. Caputo	12/26/02

** Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
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